SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

ChinaEdu Corporation

(Name of Issuer)

Ordinary Shares, par value $0.01 per share

(Title of Class of Securities)

16945L107(**)

(CUSIP Number)

Shawn Ding

4th Floor-A, GeHua Building

No.1 QinglongHutong, Dongcheng District

Beijing, 100007, The People’s Republic of China

(86 10) 8418 6655

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 7 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(**)	This CUSIP number applies to the Issuer’s American Depositary shares, each representing three ordinary shares. No CUSIP has been assigned to the ordinary shares.

1	NAMES OF REPORTING PERSONS Shawn Ding
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -18,500,962- (See Items 2, 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -18,500,962- (See Items 2, 3, 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -18,500,962- (See Items 2, 3, 4 and 5 )*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 61.6% (See Item 5)**
14	TYPE OF REPORTING PERSON IN

*	Includes 75,210 Ordinary Shares (as defined below) held by Shawn Ding, 965,160 Ordinary Shares held through Moral Known Industrial Limited, and 2,085,380 Ordinary Shares held through Moral Known Industrial Limited issuable to Shawn Ding underlying stock options and restricted stock units exercisable within 60 days of the date hereof. As further described in Items 2 and 4, a Reporting Person (as defined below) may be deemed to beneficially own the Issuer’s Ordinary Shares (as defined below) beneficially owned by other Reporting Persons (as defined below).

**	The calculation is based on 25,440,012 Ordinary Shares as of December 6, 2013, 233,172 Ordinary Shares due to employee option exercise after December 6 through to the date hereof, and 4,375,160 Ordinary Shares subject to options and restricted units held by the Founder Parties, Existing Shareholders and the Additional Consortium Member that are deemed to be outstanding for the purpose of computing the percentage of the Ordinary Shares beneficially owned by the Reporting Person. The numbers used for purposes of this calculation are contained in the Issuer’s current books and records.

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1	NAMES OF REPORTING PERSONS Moral Known Industrial Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -18,500,962- (See Items 2, 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -18,500,962- (See Items 2, 3, 4 and 5)*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -18,500,962- (See Items 2, 3, 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 61.6% (See Item 5)**
14	TYPE OF REPORTING PERSON CO

*	As further described in Items 2, 3, 4, and 5, a Reporting Person (as defined below) may be deemed to beneficially own the Issuer’s Ordinary Shares (as defined below) beneficially owned by other Reporting Persons (as defined below).

**	The calculation is based on 25,440,012 Ordinary Shares as of December 6, 2013, 233,172 Ordinary Shares due to employee option exercise after December 6 through to the date hereof, and 4,375,160 Ordinary Shares subject to options and restricted units held by the Founder Parties, Existing Shareholders and the Additional Consortium Member that are deemed to be outstanding for the purpose of computing the percentage of the Ordinary Shares beneficially owned by the Reporting Person. The numbers used for purposes of this calculation are contained in the Issuer’s current books and records.

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This Amendment No. 3 (this “Amendment”) amends and supplements the statement on Schedule 13D filed with the SEC on July 1, 2013, as amended by Amendment No. 1 on August 20, 2013 and Amendment No. 2 on December 6, 2013 (the “Schedule 13D”), which relates to the ordinary shares, par value US$0.01 (the “Ordinary Shares”), of ChinaEdu Corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined have the meaning assigned to such terms in the Schedule 13D. All items or responses not described herein remain as previously reported in the Schedule 13D. Responses to each item of this Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 2. Identity and Background

Sections (a)-(c) and (f) of Item 2 of the Schedule 13D is hereby amended and supplemented by replacing the sections with the following paragraph

(a)-(c) and (f)	This Schedule 13D is being filed jointly by and on behalf of (a) Mr. Shawn Ding and (b) Moral Known Industrial Limited (each, a “Reporting Person,” and collectively, the “Reporting Persons.”)

Mr. Shawn Ding is the chief executive officer and a director of the Issuer. Mr. Ding is a citizen of the United States. His principal occupation is as an officer and a director of the Issuer. Mr. Ding’s business address is 4th Floor-A, GeHua Building, No.1 QinglongHutong, Dongcheng District, Beijing, 100007, The People’s Republic of China.

Moral Known Industrial Limited (“Moral Known”) is a company incorporated under the laws of the British Virgin Islands. Moral Known is an investment holding company wholly owned by Mr. Ding. Moral Known’s principal business address, which also serves as its principal office, is c/o 4th Floor-A, GeHua Building, No.1 QinglongHutong, Dongcheng District, Beijing, 100007, The People’s Republic of China. Mr. Ding is the sole director and officer of Moral Known.

As further described in Item 4 below, Mr. Ding, Ms. Julia Huang, Moral Known Industrial Limited and South Lead Technology Limited (collectively, the “Founder Parties”) have entered into a consortium agreement, dated August 16, 2013 (the “Consortium Agreement”), which was amended on December 5, 2013, with existing shareholders of the Issuer as set forth therein(collectively, the “Existing Shareholders”), which hold 6,949,595 Ordinary Shares of the Issuer and 346,000 Ordinary Shares underlying stock options exercisable within 60 days of the date hereof in the aggregate (the “Shares Held by Existing Shareholders”), and McGraw-Hill Global Education Intermediate Holdings, LLC(“McGraw Hill”)Weblearning Company Limited and Guo Young (the “Additional Consortium Members”), which hold 5,562,837 Ordinary Shares of the Issuer (the “Shares Held by Additional Consortium Members”). Ms. Huang directly owns 573,000 Ordinary Shares of the Issuer and indirectly owns 1,943,780 Ordinary Shares underlying stock options and restricted stock units exercisable within 60 days of the date hereof (the “Shares Held by Ms. Huang”), as reported on a Schedule 13D filed by Ms. Huang and her investment vehicle with the SEC on December 31, 2013 (the “Ms. Huang’s Schedule 13D”). As a result of the Consortium Agreement, the Reporting Persons may be deemed to (a) constitute a “group” (within the meaning of Rule 13d-5(b) of the Act) with Ms. Huang, the Existing Shareholders and the Additional Consortium Members and (b) beneficially own the 18,500,962 Ordinary Shares of the Issuer.

Each Reporting Person hereby disclaims beneficial ownership of any Ordinary Shares beneficially owned by Ms. Huang, the Existing Shareholders, the Additional Consortium Members or any other person, and does not affirm membership in a “group” (within the meaning of Rule 13d-5(b) of the Act) with Ms. Huang, the Existing Shareholders, the Additional Consortium Members or any other person, and this Schedule 13D shall not be construed as acknowledging that any of the Reporting Persons, for any or all purposes, beneficially owns any Ordinary Shares beneficially owned by Ms. Huang, the Existing Shareholders, the Additional Consortium Members or any other person or is a member of a group with the Ms. Huang, the Existing Shareholders, the Additional Consortium Members or any other person. The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

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Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by replacing it with the following:

The information set forth in or incorporated by reference in Items 2, 4 and 5 of this statement is incorporated by reference in its entirety into this Item 3. The Reporting Persons may be deemed to beneficially own the Shares Held by Ms. Huang, the Shares Held by Existing Shareholders, and the Shares Held by the Additional Consortium Members based on the Consortium Agreement. No Ordinary Shares were purchased by the Reporting Persons and thus no funds were used by any of the Reporting Persons for such purpose.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by replacing it with the following:

Consortium Agreement and Acquisition Proposal

Under the Consortium Agreement, the Founder Parties, the Existing Shareholders and the Additional Consortium Members have agreed to, among other things, form a consortium to work exclusively with one another to acquire the Issuer (the “Transaction”). In addition, the Founder Parties, the Existing Shareholders and the Additional Consortium Members have agreed not to (1) make a competing proposal for the acquisition of control of the Issuer; or (2) acquire or dispose of any (i) American depositary shares (“ADS,” each ADS representing 3 Ordinary Shares of the Issuer), (ii) shares of the Issuer or (iii) warrants, options or shares that are convertible into ADSs or Ordinary Shares of the Issuer. Further, the Founder Parties, the Existing Shareholders and the Additional Consortium Members have agreed to incorporate a holding company under the laws of the Cayman Islands (“Holdco”) and cause Holdco to incorporate a wholly-owned subsidiary of Holdco to be merged with and into the Issuer upon consummation of the Transaction; contribute all remaining Ordinary Shares of Issuer and all outstanding restricted share units and share options held by each party to Holdco; conduct due diligence with respect to the Issuer and its business; engage in discussions with the Issuer regarding the Proposal (as defined below); negotiate in good faith any amendments to the Proposal; negotiate in good faith the terms of the documentation required to implement the Transaction, including but not limited to the Proposal, a merger agreement, any debt financing documents and a shareholders’ agreement that would, among other things, support the Proposal or govern the relationship of the shareholders of Holdco following the consummation of the Transaction; use best efforts to arrange debt financing for the Issuer to be implemented at or following the consummation of the Transaction; and if the Transaction is consummated, be reimbursed by the surviving company for certain costs and expenses related to the Transaction. Under the terms of the Consortium Agreement, McGraw Hill has the right to withdraw from the consortium between signing and closing of the Merger (as defined below) under certain circumstances. In addition, promptly following the closing, McGraw Hill shall have the right to designate one or more directors to the Board of Directors of each of Holdco and the surviving corporation as is proportionate to McGraw Hill’s equity ownership in Holdco. The Consortium Agreement may be amended by MHGE Intermediate, the Founder Parties, the Existing Shareholders and the Additional Consortium Members at any time.

On June 20, 2013, Mr. Ding and Ms. Huang submitted a non-binding proposal (the “Proposal”) to the Issuer’s board of directors related to the proposed acquisition (the “Acquisition”) of all of the outstanding Ordinary Shares and ADSs of the Issuer, in both cases, that are not beneficially owned by them for cash consideration equal to US$7.00 per ADS, or US$2.33 per Ordinary Share, to be funded by debt and/or equity capital. Mr. Ding and Ms. Huang have proposed to conduct customary due diligence and indicated that they are prepared to promptly negotiate and finalize definitive agreements with respect to the Acquisition.

Merger Agreement

On December 31, 2013, the Issuer entered into an agreement and plan of merger (the “Merger Agreement”) with Holdco and Merger Sub, providing for the merger of Merger Sub with and into the Issuer, with the Issuer continuing as the surviving corporation and wholly-owned subsidiary of Holco (the “Merger”).  At the effective time of the Merger (the “Effective Time”), the outstanding Ordinary Shares and ADSs will cease to be outstanding and will be cancelled, and each Ordinary Share (excluding the Rollover Shares (as defined below)), Ordinary Shares or ADSs held in the Issuer’s treasury, and any Ordinary Shares or ADSs held by a stockholder of the Issuer who is entitled to and properly exercises appraisal rights under Cayman Companies Law will be converted into the right to receive cash consideration, without interest, equal to $2.33 per Ordinary Share ($7.00 per ADS) (the “Per Ordinary Share/Per ADS Merger Consideration”).

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At the effective time of the Merger, each option to purchase Ordinary Shares (each, an “Issuer Option”) granted pursuant to the Company’s 2010 Equity Incentive Plan (the “Plan”) that is then outstanding and unexercised, whether or not vested, shall be cancelled and converted into and exchanged for an option to acquire one fully paid and non-assessable ordinary share of Holdco (each, a “Holdco Option”). Each Holdco Option shall have an exercise or purchase price equal to the exercise or purchase price of the corresponding Issuer Option. Each Holdco Option shall otherwise retain the same grant date, the same vesting or exercise schedule, the same term and expiration date and substantially the same other material terms and conditions as each Issuer Option. At the effective time of the Merger, each restricted stock unit granted pursuant to the Plan (each, an “Issuer RSU”) shall be cancelled and converted into and exchanged for a restricted stock unit of Holdco (each, a “Holdco RSU”). Each Holdco RSU shall be subject to the same terms and conditions as each Issuer RSU.

The Merger Agreement contains customary representations, warranties and covenants for a transaction of this type.  The Merger Agreement also contains customary covenants, including covenants providing for each of the parties (i) to use reasonable best efforts to cause the transactions to be consummated and (ii) to call and hold an extraordinary stockholders’ meeting of the issuer for purposes of voting and approving the Merger Agreement and recommend adoption of the Merger Agreement, subject to applicable fiduciary duties. The Merger Agreement also requires the Issuer to conduct its operations in all material respects according to the ordinary course of business consistent with past practice during the period between the execution of the Merger Agreement and the closing of the Merger. The Issuer is subject to customary “no-shop” restrictions on its ability to solicit alternative acquisition proposals from third parties and to provide information to and engage in discussions with third parties regarding alternative acquisition proposals, subject to certain exceptions in certain circumstances prior to adoption of the Merger Agreement.

The consummation of the Merger is subject to customary closing conditions as well as the approval by an affirmative vote of (i) shareholders representing two-thirds or more of the Ordinary Shares present and voting in person or by proxy as a single class at the extraordinary general meeting, and (ii) shareholders (other than the Rollover Shareholders) representing a majority of the outstanding Ordinary Shares (excluding the ordinary shares held by the Rollover Shareholders) present and voting in person or by proxy as a single class at the extraordinary general meeting.

If the transactions contemplated by the Merger Agreement are consummated, the Ordinary Shares and the ADSs will be delisted from NASDAQ and deregistered under the Act.

Upon consummation of the Merger, the directors of Merger Sub at the effective time of the Merger and the officers of the Issuer at the effective time of the Merger shall in each case be the directors and officers of the surviving corporation, unless otherwise determined by Holdco prior to the effective time, until their respective successors are duly elected or appointed and qualified or their death, resignation or removal in accordance with the articles of incorporation and by-laws of the surviving corporation. Promptly following the closing, McGraw Hill shall have the right to designate one or more directors to the Board of Directors of each of Holdco and the surviving corporation as is proportionate to McGraw Hill’s equity ownership in Holdco.

Voting Agreement

In connection with the transactions contemplated by the Merger Agreement, on December 31, 2013, Holdco, the Issuer, and each of Shawn Ding, Moral Known Industrial Limited, Julia Huang, South Lead Technology Limited, GegengTana, Mei Yixin, Pan Zhixin, Ellen Huang, InterVision Technology Ltd., MLP Holdings Limited, New Value Technology Limited, LingyuanFurong Investment Mgmt Co., Ltd., McGraw-Hill Global Education Intermediate Holdings, LLC, Weblearning Company Limited and Guo Young (collectively, the “Rollover Shareholders”) entered into a voting agreement (the “Voting Agreement”), pursuant to which each Rollover Shareholder agreed to, with respect to the Ordinary Shares (including Ordinary Shares represented by ADSs) listed in the Voting Agreement, (i) vote in favor of approval of the Merger Agreement and the transactions contemplated thereby and any related action reasonably required in furtherance thereof,  (ii) vote against any alternative acquisition proposal by a third party, (iii) not enter into at any time prior to the termination of the Voting Agreement, any voting trust agreement or any other contract (other than the Contribution Agreement (as defined below)) and (iv) appoint Holdco and any other designee of Holdco as irrevocable proxy and attorney-in-fact (with full power of substitution) to vote such shares.  The Voting Agreement will terminate immediately upon termination of the Merger Agreement.

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Contribution Agreement

In connection with the transactions contemplated by the Merger Agreement, on December 31, 2013, Holdco and the Rollover Shareholders entered into a contribution agreement (the “Contribution Agreement”), pursuant to which, shortly before the closing date of the Merger (the “Closing Date”), the Rollover Shareholders will contribute all of the Ordinary Shares (except, in the case of McGraw Hill, limited to 3,377,336 Shares held by McGraw Hill) held by them to Holdco (such contributed Ordinary Shares, the “Rollover Shares”).   The Rollover Shareholders will receive stock consideration equal to one share of Holdco stock per Rollover Share.

In addition, from the date of the Contribution Agreement until termination thereof, the Rollover Shareholders will not, directly or indirectly, (i) tender any Rollover Shares into any tender or exchange offer, (ii) sell (constructively or otherwise), transfer, pledge, hypothecate, grant, encumber, assign or otherwise dispose of (collectively, “Transfer”), or enter into any contract, option or other arrangement or understanding with respect to the Transfer of any Rollover Shares or any right, title or interest thereto or therein (including by operation of law), (iii) deposit any Rollover Shares into a voting trust or grant any proxy or power of attorney or enter into a voting agreement with respect to any Rollover Shares (other than the Voting Agreement and the Consortium Agreement), (iv) knowingly take any action that would make any representation or warranty of such Rollover Shareholder set forth in the Contribution Agreement untrue or incorrect or have the effect of preventing, disabling or delaying such Rollover Shareholder from performing any of his, her or its obligations under the Contribution Agreement, or (v) agree (whether or not in writing) to take any of the actions referred to in the foregoing clauses (i) through (iv).

The Contribution Agreement will terminate immediately upon termination of the Merger Agreement.

Facility Agreement

In connection with the transactions contemplated by the Merger Agreement, on December 24, 2013, China Merchants Bank (“CMB”) and Holdco entered into USD30,000,000 facility agreement (the “Facility Agreement”), pursuant to which CMB agreed to, subject to certain conditions, arrange for the financing required to complete the Merger.  The Facility Agreement will be used to finance the Per Ordinary Share/Per ADS Merger Consideration and the payment of fees, costs and expenses incurred in connection with the Merger.

Shareholders Agreement

In connection with the transactions contemplated by the Merger Agreement, on December 31, 2013, the Rollover Shareholders entered in to a shareholders agreement (the “Shareholders Agreement”).  Pursuant to the terms of the Shareholders Agreement, promptly following the closing of the Merger, McGraw Hill will have the right to designate one or more directors to the Board of Directors of each of Holdco and the surviving corporation as is proportionate to McGraw Hill’s equity ownership in Holdco. In addition, the Holdco Options and Holdco RSUs will be governed by a plan that will be adopted following the Merger (the “Holdco Plan”). The Holdco Plan (as defined in the Merger Agreement) will contain substantially the same terms, including the number of Holdco Options and Holdco RSUs available for issuance, as those provided under the Plan currently in effect.

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4 of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; changing the present Board or management of the Issuer, including changing the number or term of directors or filling any existing vacancies on the Board; materially changing the present capitalization or dividend policy of the Issuer; materially changing the Issuer’s business or corporate structure; changing the Issuer’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; and taking any action similar to any of those enumerated above.

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The description of the Proposal and, the Consortium Agreement, the amendment to the Consortium Agreement, the Merger Agreement, the Voting Agreement, the Contribution Agreement, the Facility Agreement and the Shareholders Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Proposal and, the Consortium Agreement, the amendment to the Consortium Agreement, the Merger Agreement, the Voting Agreement, the Contribution Agreement, the Facility Agreement and the Shareholders Agreement, which have been filed as Exhibit 2, Exhibit 3, and Exhibit 4, Exhibit 5, Exhibit 6, Exhibit 7 and Exhibit 8, respectively, and that are incorporated herein by this reference.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented by replacing it with the following:

The information contained on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4, and 6 are hereby incorporated herein by reference.

(a)–(b) The following disclosure assumes that there are a total of 25,673,184 Ordinary Shares issued and outstanding on the date hereof and 4,375,160 Ordinary Shares subject to options and restricted stock units held by the Founder Parties, the Existing Shareholders and the Additional Consortium Members that are deemed to be outstanding for the purpose of computing the percentage of the Ordinary Shares beneficially owned by the Reporting Person.

Pursuant to Rule 13d-3 of the Act, the Reporting Persons may be deemed to beneficially own 18,500,962 Ordinary Shares, which constitutes approximately 61.6% of the total outstanding and deemed outstanding Ordinary Shares, including 75,210 Ordinary Shares held by Mr. Ding, 965,160 Ordinary Shares held through Moral Known by Mr. Ding, and 2,085,380 Ordinary Shares held through Moral Known issuable to Mr. Ding underlying stock options and restricted share units exercisable within 60 days of the date hereof. Mr. Ding is the sole director of Moral Known and holds 100% of its total outstanding shares. Pursuant to Section 13(d) of the Act and the rules promulgated thereunder, Mr. Ding may be deemed to beneficially own all of the Ordinary Shares held by Moral Known.

(c) None of the Reporting Persons has effected any transactions in the Ordinary Shares (including Ordinary Shares represented by ADSs) during the last sixty days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

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Item 7. Material to Be Filed as Exhibits

1.	Agreement of Joint Filing dated December 31, 2013, by and among Shawn Ding and Moral Known Industrial Limited.

2.	Proposal Letter dated June 20, 2013 from Shawn Ding and Julia Huang to the Board of Directors of ChinaEdu Corporation(incorporated herein by reference to Exhibit 2 to the Schedule 13D filed on July 1, 2013).

3.	Consortium Agreement dated August 16, 2013, by and among Shawn Ding, Julia Huang and Existing Shareholders(incorporated herein by reference to Exhibit 3 to the Schedule 13D/A filed on August 20, 2013).

4.	First Amendment to Consortium Agreement dated December 5, 2013, by and among Shawn Ding, Julia Huang, the Existing Shareholders and the Additional Consortium Members (incorporated herein by reference to Exhibit 4 to the Schedule 13D/A filed on December 6, 2013).

5.	Agreement and Plan of Merger dated December 31, 2013, by and among ChinaEdu Holdings Limited, ChinaEdu Merger Sub Limited and ChinaEdu Corporation (previously filed with the Issuer’s Form 6-K on December 31, 2013).

6.	Voting Agreement dated December 31, 2013, by and among ChinaEdu Corporation, ChinaEdu Holdings Limited, Shawn Ding, Moral Known Industrial Limited, Julia Huang, South Lead Technology Limited, GegengTana, Mei Yixin, Pan Zhixin, Ellen Huang, InterVision Technology Ltd., MLP Holdings Limited, New Value Technology Limited, LingyuanFurong Investment Mgmt Co., Ltd., McGraw-Hill Global Education Intermediate Holdings, LLC, Weblearning Company Limited and Guo Young.

7.	Contribution Agreement dated December 31, 2013, by and among ChinaEdu Holdings Limited, Shawn Ding, Moral Known Industrial Limited, Julia Huang, South Lead Technology Limited, GegengTana, Mei Yixin, Pan Zhixin, Ellen Huang, InterVision Technology Ltd., MLP Holdings Limited, New Value Technology Limited, LingyuanFurong Investment Mgmt Co., Ltd., McGraw-Hill Global Education Intermediate Holdings, LLC, Weblearning Company Limited and Guo Young.

8.	USD30,000,000 Facility Agreement (Holdco) dated December 24, 2013.

9.	Shareholders Agreement dated December 31, 2013 by and among ChinaEdu Holdings Limited, Shawn Ding, Moral Known Industrial Limited, Julia Huang, South Lead Technology Limited, GegengTana, Mei Yixin, Pan Zhixin, Ellen Huang, InterVision Technology Ltd., MLP Holdings Limited, New Value Technology Limited, LingyuanFurong Investment Mgmt Co., Ltd., McGraw-Hill Global Education Intermediate Holdings, LLC, Weblearning Company Limited and Guo Young.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 2, 2014

Shawn Ding	/s/ Shawn Ding
Shawn Ding

Moral Known Industrial Limited	/s/ Shawn Ding
Name: Shawn Ding
Title: Director

INDEX TO EXHIBITS

1.	Agreement of Joint Filing dated December 31, 2013, by and among Shawn Ding and Moral Known Industrial Limited.

2.	Proposal Letter dated June 20, 2013 from Shawn Ding and Julia Huang to the Board of Directors of ChinaEdu Corporation(incorporated herein by reference to Exhibit 2 to the Schedule 13D filed on July 1, 2013).

3.	Consortium Agreement dated August 16, 2013, by and among Shawn Ding, Julia Huang and Existing Shareholders(incorporated herein by reference to Exhibit 3 to the Schedule 13D/A filed on August 20, 2013).

4.	First Amendment to Consortium Agreement dated December 5, 2013, by and among Shawn Ding, Julia Huang, the Existing Shareholders and the Additional Consortium Members (incorporated herein by reference to Exhibit 4 to the Schedule 13D/A filed on December 6, 2013).

5.	Agreement and Plan of Merger dated December 31, 2013, by and among ChinaEdu Holdings Limited, ChinaEdu Merger Sub Limited and ChinaEdu Corporation (previously filed with the Issuer’s Form 6-K on December 31, 2013).

6.	Voting Agreement dated December 31, 2013, by and among ChinaEdu Corporation, ChinaEdu Holdings Limited, Shawn Ding, Moral Known Industrial Limited, Julia Huang, South Lead Technology Limited, GegengTana, Mei Yixin, Pan Zhixin, Ellen Huang, InterVision Technology Ltd., MLP Holdings Limited, New Value Technology Limited, LingyuanFurong Investment Mgmt Co., Ltd., McGraw-Hill Global Education Intermediate Holdings, LLC, Weblearning Company Limited and Guo Young.

7.	Contribution Agreement dated December 31, 2013, by and among ChinaEdu Holdings Limited, Shawn Ding, Moral Known Industrial Limited, Julia Huang, South Lead Technology Limited, GegengTana, Mei Yixin, Pan Zhixin, Ellen Huang, InterVision Technology Ltd., MLP Holdings Limited, New Value Technology Limited, LingyuanFurong Investment Mgmt Co., Ltd., McGraw-Hill Global Education Intermediate Holdings, LLC, Weblearning Company Limited and Guo Young.

8.	USD30,000,000 Facility Agreement (Holdco) dated December 24, 2013.

9.	Shareholders Agreement dated December 31, 2013 by and among ChinaEdu Holdings Limited, Shawn Ding, Moral Known Industrial Limited, Julia Huang, South Lead Technology Limited, GegengTana, Mei Yixin, Pan Zhixin, Ellen Huang, InterVision Technology Ltd., MLP Holdings Limited, New Value Technology Limited, LingyuanFurong Investment Mgmt Co., Ltd., McGraw-Hill Global Education Intermediate Holdings, LLC, Weblearning Company Limited and Guo Young.

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